By EDGAR Electronic Transmission

July 25, 2013

Mr. David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:    A. H. Belo Corporation
Form 10-K for the Year ended December 31, 2012
Filed March 8, 2013
File No. 001-33741

Dear Mr. Humphrey:

A. H. Belo Corporation (the “Company”) has received your letter dated July 2, 2013. We appreciate that your review of the above-referenced Form 10-K is intended to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosures in our filings. The following are the Company’s responses to the SEC Staff’s comments in its July 2 letter. The Company is submitting these responses during the extension period discussed by you and Christine Larkin, General Counsel, on behalf of the Company. To facilitate your review, we have set forth the SEC Staff comments below and the paragraph numbers of our responses correspond to the paragraph numbers in the comment letter. Please note that references to “Company,” “we,” “ours” and “us” refer to A. H. Belo Corporation and its subsidiaries, unless the context otherwise requires. All dollar amounts are in thousands unless otherwise noted.

Form 10-K for the Year ended December 31, 2012

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer

Purchases of Equity Securities, page 12

1.
In the second paragraph of this section, you refer to contractual restrictions that enter into your determination of the payment, as well as the amount and timing, of dividends. Please provide additional disclosure with regard to the specific details of these restrictions.

The statement in the Form 10-K addresses the ability of the Company to declare future dividends. The reference to “other contractual restrictions” was intended to encompass potential contractual restrictions that could exist in future periods under which dividend payments would be restricted. As of December 31, 2012, the only restrictions on dividends existed under the Company’s credit agreement. This credit agreement was terminated on January 4, 2013, which was disclosed on page 28 and elsewhere in the Form 10-K.

In future SEC filings, the Company will use the term “potential” contractual restrictions unless any contractual restrictions exist. If that is the case, we will disclose those restrictions.

Mr. David R. Humphrey
SEC Division of Corporation Finance
July 25, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Adjusted EBITDA, page 24

2.	In light of your substantial pension contributions, please tell us why you believe it is appropriate to add back pension expense in your determination of Adjusted EBITDA.

As stated in our filing, management uses EBITDA, Adjusted EBITDA and similar measures as a supplemental measure of our performance and in internal analyses, including capital spending and other investing decisions. Management believes that the charge the Company recorded upon its withdrawal from the G. B. Dealey Pension Plan in 2010 and finalized in 2011 represents a significant and non-recurring item which should be excluded from Adjusted EBITDA for these reasons. We have reconsidered our practice of adding back recurring pension expense to determine Adjusted EBITDA, and have determined this amount should not be added back in the calculation of Adjusted EBITDA. Accordingly, in future filings, the Company will include the G. B. Dealey Pension Plan withdrawal charge as an add back to determine Adjusted EBITDA so long as 2010 and 2011 financial information are presented. However, we will not add back recurring pension expense and we will provide disclosure related to our change in the methodology for determining Adjusted EBITDA in our filings through the Form 10-K to be filed for the year ended December 31, 2013. For an example of the disclosure related to our change in the calculation of Adjusted EBITDA using the financial data available in the Company’s Form 10-K as of December 31, 2012, see Attachment I.

As noted in our response to Comment 3 following, in future filings we will indicate that Adjusted EBITDA provides management a measurement to approximate cash flows available to fund pension obligations (required and voluntary), invest in our business and return capital to shareholders. The Company believes it is important to disclose to investors its use of Adjusted EBITDA as discussed above, in addition to actual and projected pension contributions, both required and voluntary.

3.
You state that you use Adjusted EBITDA as a supplemental measure of financial performance, but you also indicate that you use Adjusted EBITDA for capital spending and other investing decisions. In this regard, it is unclear why you do not discuss your pension obligations. Please revise, as appropriate.

In future filings, we will indicate that Adjusted EBITDA provides management a measurement to approximate cash flows available to fund pension obligations (required and voluntary), invest in our business and return capital to shareholders.

Critical Accounting Policies, page 24

Goodwill, page 25

4.
You indicate that your Dallas Morning News reporting unit has a fair value that substantially exceeds its carrying value. Please clarify this disclosure by providing additional information. For example, discuss the amount by which the estimated future cash flows of your Dallas Morning News reporting unit could decline without it resulting in an impairment of the related goodwill. In the alternative, quantify the percentage by which the estimated fair value of your Dallas Morning News reporting unit exceeded its carrying value at December 31, 2012.

In future filings, we will disclose that in determining the fair value of The Dallas Morning News reporting unit, the Company uses a discounted cash flow model to calculate the fair value of its

Mr. David R. Humphrey
SEC Division of Corporation Finance
July 25, 2013

reporting units and as a result of this assessment, the fair value of The Dallas Morning News exceeded its carrying value by a margin in excess of 100% as of December 31, 2012.

Liquidity and Capital Resources, page 28

5.
Please revise your disclosure to explain how the termination of your $25 million Credit Agreement provides you with greater financial and operating flexibility. Similarly revise the related disclosure on pages 9 and 53.

Prior to its termination on January 4, 2013, the Company’s Credit Agreement was secured by the Company’s accounts receivable, inventory, real property and other assets. Under certain conditions, the facility restricted payment of dividends, imposed a fixed charge coverage ratio covenant, limited investments and limited the Company’s ability to divest assets. Additionally, payment of voluntary pension contributions, declaration of special dividends, and repurchase of shares of the Company’s common stock were permitted only as long as no borrowings were outstanding under the revolving credit facility. The Company was also required to pay commitment fees at 0.5 percent on the unused credit facility which reduced cash flows. In future filings, we will list in our disclosures these requirements as reasons for terminating the Credit Agreement in order for the Company to achieve greater financial and operating flexibility.

6.
Please revise the table summarizing your sources of liquidity to be more balanced. You currently present your two largest current assets but exclude all of your current liabilities. Please revise to instead present working capital, along with a discussion of changes in working capital, for each period presented. If you wish to include your cash balances, we suggest you add a footnote to the table indicating that your working capital of $37,239 and $57,478 at December 31, 2012 and 2011, respectively, includes your cash balances of $34,094 and $57,440 at December 31, 2012 and 2011, respectively.

In future filings, the Company will provide additional disclosures related to liquidity and the availability of capital resources to meet our current obligations, including working capital. See the response to Comment 8 following for an example of the additional, expanded working capital disclosure. Also, we will eliminate the Cash and Accounts Receivable table and include a more robust discussion of working capital.

7.	Please state the anticipated source of funding for the contributions you expect to make to the A. H. Belo Pension Plans in 2013.

Such amounts will be funded from cash flows from operations. In a press release filed on May 17, 2013 on Form 8-K, the Company announced updated funding guidance for the A. H. Belo Pension Plans for 2013. The Company will contribute approximately $7,400 in required contributions and $4,600 in voluntary contributions to its defined benefit plans. The 2013 funding of the A. H. Belo Pension Plans will be $20,672 less than the amount funded by the Company in 2012. See the response to Comment 8 following for an example of the additional, expanded working capital disclosure.

Mr. David R. Humphrey
SEC Division of Corporation Finance
July 25, 2013

8.
We note that you expect to fund capital expenditures of approximately $8 million in 2013 using cash generated from operations despite the fact that you have experienced negative cash flows from operations for the past two years as reflected on your Statements of Cash Flows on page 44. Since these negative cash flows from operations appear to have been primarily attributable to your voluntary pension plan contributions, please expand your discussion of liquidity and capital resources to more fully explain your expectations with respect to funding of capital expenditures and pension plan contributions. For example, if you expect to reduce your voluntary pension plan contributions in 2013 to a level that results in an expectation that your net cash provided by operations will exceed $8 million, discuss this expectation in connection with your disclosure regarding the expected funding of capital expenditures in 2013.

In addition to the discussion of the Company’s Credit Agreement, the liquidity section within the Company’s Form 10-K for fiscal year ended December 31, 2012, presented a table reporting cash and accounts receivable as sources of liquidity. It also included separate paragraphs discussing changes in cash flows from operating, investing and financing activities. Based on Comments 6, 7 and 8, we agree that liquidity disclosures would be enhanced by providing more discussion around working capital in its entirety as opposed to cash and accounts receivable as specific sources of liquidity. Additionally, we acknowledge that greater discussion of current and future sources of liquidity would clarify how the Company intends to meet its obligations, fund capital investments, return capital to investors and make other discretionary spending determinations. In future filings, the Company will include these enhancements in discussions of liquidity. Based on the comments received within your letter, we have included an example of the enhanced liquidity disclosures using the financial data available in the Company’s Form 10-K as of December 31, 2012. See Attachment II.

Other

A. H. Belo Corporation hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about the Company’s responses in this letter please contact me at 214-977-2248.

Sincerely,

By:     /s/ Alison K. Engel

Alison K. Engel
Senior Vice President/Chief Financial Officer

ATTACHMENT I

EXAMPLE ADJUSTED EBITDA DISCLOSURE FOR FUTURE FILINGS

In order to enhance disclosures around the Company’s use of Adjusted EBITDA, the following represents an example of the revisions that will be reflected in future filings using data from the Company’s Form 10-K as of December 31, 2012.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization
In addition to the Company’s analysis of net income (loss), the Company also evaluates earnings after adjusting for depreciation, amortization, interest, and taxes (“EBITDA”) and after adding back the loss from withdrawal from the G. B. Dealey Retirement Pension Plan, non-cash impairment expense and net investment-related losses (“Adjusted EBITDA”).

	Years Ended December 31,
	2012	2011	2010
Net income (loss) attributable to A. H. Belo Corporation	$526	$(10,933)	$(124,235)
Depreciation and amortization	32,717	35,666	38,140
Interest expense	630	669	808
Income tax expense (benefit)	1,732	5,011	(7,575)
EBITDA	35,605	30,413	(92,862)
Addback:
Loss from withdrawal from G. B. Dealey Retirement Pension Plan	—	1,988	132,346
Impairments	2,444	6,500	3,404
Net investment-related losses	—	2,634	—
Adjusted EBITDA	$38,049	$41,535	$42,888
Neither EBITDA nor Adjusted EBITDA is a measure of financial performance under generally accepted accounting principles (“GAAP”). Management uses EBITDA, Adjusted EBITDA and similar measures in internal analyses as supplemental measures of the Company’s financial performance and for performance comparisons against its peer group of companies. Adjusted EBITDA is also used by management to evaluate the cash flows available for capital spending, investing, pension contributions, dividends and other equity-related transactions. Neither EBITDA nor Adjusted EBITDA should be considered in isolation or as a substitute for cash flows provided by operating activities or other income or cash flow data prepared in accordance with GAAP, and these non-GAAP measures may not be comparable to similarly-titled measures of other companies.

In previous periods, the Company has added back the entire recorded pension expense in the determination of Adjusted EBITDA, including both recurring pension expense and the loss from withdrawal from the G. B. Dealey Retirement Pension Plan. Management has reassessed this measurement and determined it is more appropriate to consider only the non-recurring loss from withdrawal from the G. B. Dealey Retirement Pension Plan as an add back to determine Adjusted EBITDA. Accordingly, all periods for which Adjusted EBITDA is presented exclude an adjustment for recurring pension expense.

ATTACHMENT II

EXAMPLE LIQUIDITY DISCLOSURE FOR FUTURE FILINGS

In order to enhance disclosures around the Company’s liquidity, the following represents an example of the revisions that will be reflected in future filings using data from the Company’s Form 10-K as of December 31, 2012.
Liquidity and Capital Resources
As of December 31, 2012, the Company operated under an Amended and Restated Credit Agreement dated as of January 30, 2009, by and between the Company and certain of its subsidiaries, as borrowers, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto (as amended by First through Fifth Amendments dated August 18, 2009, December 3, 2009, August 18, 2010, March 10, 2011, and May 2, 2011, respectively). The Credit Agreement, with a maturity date of September 30, 2014, provided a $25,000 working capital facility that was subject to a borrowing base. Among other matters, the Credit Agreement created an asset-based revolving credit facility secured by the Company’s accounts receivable, inventory, real property and other assets.
Under certain conditions, the facility restricted payment of dividends, imposed a fixed charge coverage ratio covenant, limited investments and limited the Company’s ability to divest assets. Additionally, payment of non-required pension contributions, declaration of special dividends and repurchase of shares of the Company’s common stock were permitted only as long as no borrowings were outstanding under the revolving credit facility. The Company was also required to pay commitment fees at 0.5 percent on the unused credit facility and at 2.5 percent on outstanding letters of credit. The Company had not borrowed under the Credit Agreement since 2009 as cash flows from operations were sufficient to meet liquidity requirements. On January 4, 2013, the Company voluntarily terminated its Credit Agreement to provide greater financial and operating flexibility for purposes of funding its pension plans, returning capital to shareholders, managing its investments and eliminating direct and indirect costs related to the Credit Agreement. All liens and security interests under the Credit Agreement were released and no early termination penalties were incurred by the Company as a result of the termination. Unamortized debt issuance costs of $401 were recorded to interest expense in the first quarter of 2013 as a result of the termination.
As of December 31, 2012 and 2011, the Company’s working capital was $37,239 and $57,478, respectively, which included $34,094 and $57,440 cash, respectively. In 2012, working capital decreased by $20,346. The decline in working capital was primarily attributable to the Company’s operating cash flows and other sources being less than the Company’s required and discretionary spending. In 2012, Adjusted EBITDA plus dividends received from equity method investees totaled $38,049. These amounts were used to fund required contributions to the A. H. Belo Pension Plans of $22,672 and capital spending of $11,322. Discretionary spending in 2012 included $10,947 of dividend payments, $10,000 of voluntary pension contributions and $2,700 for development of new business. The Company anticipates capital spending and required contributions to the A. H. Belo Pension Plans for 2013 to approximate $8,000 and $7,400, respectively. Management works aggressively to manage expenses in correlation to changes in revenue and believes cash flows generated from operations will be sufficient to meet foreseeable cash flow requirements for operations, capital spending and pension contributions. The following discusses the changes in cash flows by operating, investing and financing activities.
Operating Cash Flows
Net cash (used in)/provided by operations were $(1,184), $(15,160) and $61,222 in 2012, 2011 and 2010, respectively. As a result of cost cutting measures, cash flows from recurring operations improved in 2012. However, these savings were offset by additional spending for product initiatives that are in start-up stages and pension funding payments. In 2012 and 2011, the Company made required contributions to the A. H. Belo Pension Plans of $22,672 and $16,305, respectively, and voluntary contributions of $10,000 and $30,000, respectively. Additionally, in 2012, the Company sold a residence for $2,410 which had been purchased in 2011 for $3,096 as part of a retention agreement with a Company officer. Tax payments of $2,961 were made in 2012, and tax refunds of $3,549 were received in 2011 related to amendments on prior years’ tax returns.
In July 2012, the Moving Ahead for Progress in the 21st Century Act (the “MAP–21 Act”) was passed into law, and includes funding relief for employer-provided defined benefit pension plans.  The MAP-21 Act also increases the Pension Benefit Guaranty Corporation insurance premiums, particularly for underfunded plans. As a result of this A ct, the Company expects to make contributions to the A. H. Belo Pension Plans in the range of $7,400 to $21,000 in 2013.  The Company will fund the A. H. Belo Pension Plans to meet or exceed statutory requirements.
In 2013, the Company will make a final contribution of approximately $5,200 to a defined contribution plan established for certain current and former employees who participated in the GBD Pension Plan at the time this plan was frozen. Contributions for this plan in 2012, 2011 and 2010 were $4,508, $5,316 and $0, respectively.
Investing Cash Flows
Net cash flows used in investing activities were $11,292, $9,728 and $800 in 2012, 2011 and 2010, respectively. Significant changes in investing cash flows include investment spending in 2011 of $2,500 for Wanderful Media, LLC and sales proceeds of $9,765 in 2010 from fixed assets, which included $5,793 related to the sale of a parking garage in Providence, Rhode Island. The Company expects to fund capital expenditures of approximately $8,000 in 2013 using cash generated from operations.
Financing Cash Flows
Net cash flows (used in)/provided by financing activities were $(10,870), $(3,963) and $1,366 in 2012, 2011 and 2010, respectively. Significant changes in financing cash flows include $10,947 and $4,058 of dividends paid in 2012 and 2011, respectively. In 2012, the Company’s Board of Directors authorized a share purchase program of up to 1,000,000 shares of Series A or B common stock through open market or negotiated transactions. The Company purchased 74,130 shares of Series A common stock at a cost of $350 in 2012.
Contractual Obligations
The table below sets forth the summarized commitments of the Company as of December 31, 2012. See the Consolidated Financial Statements and Note 13 – Commitments.

	Total	2013	2014	2015	2016	2017	Thereafter
Operating lease commitments	$6,685	$2,486	$2,024	$1,094	$549	$437	$95
Capital commitments	1,380	1,380	—	—	—	—	—
Total commitments	$8,065	$3,866	$2,024	$1,094	$549	$437	$95
On November 8, 2012, the Company declared a dividend payable to shareholders of record and holders of RSUs as of the close of business on January 11, 2013. The dividend of $1,367 was paid on February 1, 2013. On March 7, 2013, the Company declared a dividend of $0.06 per share to shareholders of record and holders of RSUs as of the close of business on May 17, 2013, payable on June 7, 2013.